SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i) CAPITAL GUARDIAN TRUST COMPANY

ii) Chase Nominees Limited 1,577,100 Nortrust Nominees 1,197,406 iii) CAPITAL INTERNATIONAL LIMITED

State Street Nominees Limited 450,600 Bank of New York Nominees 11,412,909 Northern Trust 5,052,160 Chase Nominees Limited 8,934,300 Midland Bank plc 625,100 Bankers Trust 187,300 Barclays Bank 290,700 Citibank London 199,700 Morgan Guaranty 705,200 Nortrust Nominees 7,485,000 MSS Nominees Limited 93,900 State Street Bank & Trust Co 4,983,810 Lloyds Bank	89,500
Citibank	351,565
Citibank NA	1,245,700
Deutsche Bank AG 187,200 Chase Manhattan Nominee Ltd	115,600
HSBC Bank plc	2,244,100
Mellon Bank N.A.	341,300
Northern Trust AVFC 1,513,400 KAS UK 160,000 Mellon Nominees (UK) Limited 301,700 Bank One London 440,400 HSBC	43,000
JP Morgan Chase Bank	145,500
Raiffeisen Zentral Bank 1,682,100 Fortis Bank 18,400 Metzler Seel Sohn & Co. 230,200 Nordea Bank 261,348 Bayerische Hypo Und Vereinsbank AG 36,500 iv) CAPITAL INTERNATIONAL S.A.

State Street Nominees Limited 54,000 Bank of New York Nominees	20,400
Chase Nominees Limited	1,031,201
Midland Bank plc 212,800 Barclays Bank	51,500
Pictet & Cie, Geneva	173,600
Nortrust Nominees	20,400
Morgan Stanley	23,800
JP Morgan	1,868,300
State Street Bank & Trust Co. 161,700 Lloyds Bank 67,500 Citibank NA 42,400 HSBC Bank plc	724,400
Lombard Odier Et Cie, Geneva 453,900 Metzler Seel 30,300 Credit Suisse, Zurich 84,500 v) CAPITAL INTERNATIONAL, INC.

State Street Nominees Limited 3,058,000 Bank of New York Nominees 1,609,590 Northern Trust 77,300 Chase Nominees Limited 5,447,100 Midland Bank plc 148,800 Bankers Trust 69,700 Nortrust Nominees 621,300 State Street Bank & Trust Co 1,059,900 Citibank 38,100 Citibank NA 687,226 HSBC Bank plc 155,448 JP Morgan Chase Bank 168,800

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

3 MAY 2006

12. Total holding following this notification

70,764,663 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

5.938%

14. Any additional information

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

4 MAY 2006

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